Exhibit 99.7

ZenaTech Signs Offer to Acquire Established Oregon-Based Land Surveying Firm, Strenghtening Drone as a Service Presence in the Pacific Northwest

Vancouver, British Columbia, (March 3, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces it has signed an offer to acquire  an Oregon-based land surveying company founded in 1952, serving established construction, commercial, and residential clients across the region. This potential acquisition represents the third Drone as a Service acquisition in the Pacific Northwest region and will further strengthen the company’s presence upon successful completion. Drone services are experiencing growth in the region through expanding construction, infrastructure, and environmentally sensitive projects where drone autonomy platforms can deliver faster, safer, and more cost-effective results.

“Our acquisition strategy includes the disciplined regional consolidation of established legacy or low-tech service firms with longstanding customer relationships in high-growth infrastructure markets,” said Shaun Passley, Ph.D., ZenaTech CEO. “This acquisition provides the opportunity to advance our broader Drone as a Service strategy by strengthening our presence in the Pacific Northwest, creating a concentrated platform for scalable drone operations, and enabling us to deliver high-impact, technology-driven solutions in the region. As we continue to penetrate strategically important markets, our plan is to provide faster, data-rich, and more cost-effective services positioning us for long-term growth.”

The Oregon-based land surveying firm has provided professional surveying services for 74 years offering services such as boundary, topographic, and construction staking surveys to support residential development, building, and commercial infrastructure projects across the state. Upon closing this transaction, management plans to integrate its ZenaDrone drones and Drone as a Service platform with the acquired company’s operations to improve project efficiency, enhance workflows, and create scalable cross-selling opportunities across the Oregon and Washington markets. In addition to land surveying and inspection services, ZenaTech plans to target future application opportunities in the Pacific Northwest, including wildfire detection and management, utility and pipeline inspection, and advanced environmental monitoring.

ZenaTech’s Drone as a Service platform provides business and government clients with on-demand or subscription-based access to faster and superior drone-based services for a host of surveying, inspection, maintenance, power washing, inventory management, and precision agriculture services, without the capital costs or operational burdens of ownership. By acquiring established, profitable service companies currently using low-tech processes and ripe for drone innovation, ZenaTech is building a global, multi-service DaaS network of locations in communities anchored by existing customers and revenue, for next-gen drone integration designed for speed, precision, data, and safety benefits. The company is continuing to build its global business and network of locations as well as its integration of drones and new services.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical applications for business, government and defense. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive speed, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its DaaS business and global network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for surveying, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, the IQ Square is an outdoor drone designed for power washing and inspections use in commercial and government sectors, and the IQ Quad is for land surveys.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.